

April 16, 2014

Via U.S. Mail
Mr. C. Stephen Guyer
Chief Financial Officer
Colorado Goldfields Inc.
10920 West Alameda Avenue, Suite 201
Lakewood, Colorado 80226

      Re: **Colorado Goldfields Inc.**
              Form 10-K for Fiscal Year Ended August 31, 2013
              Filed December 16, 2013
              File No. 000-51718

Dear Mr. Guyer:

We have received your response to our comments in your correspondence filed April 7 2014 and have further comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ending August 31, 2013 filed December 16, 2013

1.   We note your response to comments 1through 6 in which you propose to address these comments in future filings using the format or document structure of disclosure as found in Exhibit A. We re-issue comments 1 through 6, please amend your filing and describe your mineral rights, properties, maps, exploration plans, permitting requirements, and environmental issues of previous mining activities on your material properties. In the event you wish to address these comments prospectively, please provide your draft disclosure of your proposed changes in the appropriate paragraphs, sections, and/or pages with your response.

2.   We note your response to comment 8 in which you have made your technical reports publicly available for the Champion mine resource estimate. This appears to be the source document for the contained metals estimates as found on your website. We also note that your gross metals valuation on your website does not appear to take into

account capital and/or operating costs. Please provide the basis for presenting the valuation information on your website, which seems incomplete and may be confusing to readers.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director